FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                                25 November 2003


                         CRH Trading Update Notification


                           CRH public limited company
                           Belgard Castle, Clondalkin,
                               Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).


                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).



Enclosure: CRH Trading Update Notification dated 25 November 2003



                                    CRH plc

                         TRADING STATEMENT NOTIFICATION


As part of its ongoing investor relations activity and ahead of the full year preliminary results announcement, CRH plc will issue a trading update in relation to the year ending 31 December 2003 at 7.00 a.m. GMT on 7 January 2004. This statement will be issued concurrently with CRH's regular half yearly development strategy update which will include details of bolt-on acquisitions completed during the six months ending 31 December 2003.

CRH will host an analysts' conference call at 8.00 a.m. GMT on 7 January 2004 to discuss the updates. The dial-in number is +44 20 7162 0180.

A recording of this conference call will be available from 10:00 a.m GMT on 7 January 2004 by dialling +44 20 8288 4459. The security code for the replay will be 282012.

CRH's preliminary results for the period ending 31 December 2003 will be issued on 2 March 2004.


                                 -------------


CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000
                               FAX +353.1.4041007

   E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam
                           Square, Dublin 2, Ireland


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)



Date: 25 November 2003



                                      By: ___/s/ M. P. Lee___

                                                 M. P. Lee
                                                 Finance Director Designate